

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 28, 2015

<u>Via E-mail</u>
Daniel A. Cartwright
Chief Financial Officer, Treasurer
TherapeuticsMD, Inc.
6800 Broken Sound Parkway NW, Third Floor
Boca Raton, Florida 33487

      Re: **TherapeuticsMD, Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed April 17, 2015
              File No. 001-00100

Dear Mr. Cartwright:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Daniel Greenspan for

                        Jeffrey P. Riedler
                        Assistant Director

cc: <u>Via E-Mail</u>
        Joshua M. Samek, Esq.
        Greenberg Traurig, LLP